UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

 (Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Unregistered Sales of Equity Securities

On May 18, 2010, pursuant to certain Share Purchase Agreements dated as of April 15, 2010 (each a “Share Purchase Agreement” and together the “Share Purchase Agreements”) by and between Asia Entertainment & Resources Ltd. (the “Company”) and 200 individual investors, the Company consummated the sale of 60,000 ordinary shares of the Company (the “Shares”) for a purchase price of $9.50 per share or an aggregate purchase price of $570,000.

The sale of the Shares was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Regulation S under the Act due to the fact that the offering of the Shares was not made in the United States and that none of the investors were U.S. Persons (as defined in the Act).

A copy of the press release dated May 20, 2010 announcing the offering is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit	Description
99.1	Press Release dated May 20, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 27, 2010	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
99.1	Press Release dated May 20, 2010